Exhibit 99.4

ANNUAL GENERAL

MEETING APRIL 16, 2015

AGENDA AND

EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF FIAT CHRYSLER AUTOMOBILES N.V. (THE “COMPANY”)

TO BE HELD ON THURSDAY, APRIL 16, 2015 AT 12:00 CET AT

HOTEL SOFITEL LEGEND THE GRAND AMSTERDAM,

OUDEZIJDS VOORBURGWAL 197, 1012 EX AMSTERDAM, THE

NETHERLANDS

1.	OPENING

2.	ANNUAL REPORT 2014

a.	Report of the Board for the financial year 2014 (discussion)

b.	Implementation of the remuneration policy in 2014 (discussion)

c.	Policy on additions to reserves and on dividends (discussion)

d.	Adoption of the 2014 Annual Accounts (voting)

e.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2014 (voting)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS

a.	Re-appointment of John Elkann (voting)

b.	Re-appointment of Sergio Marchionne (voting)

4.	RE-APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Ronald L. Thompson (voting)

b.	Re-appointment of Andrea Agnelli (voting)

c.	Re-appointment of Tiberto Brandolini d’Adda (voting)

d.	Re-appointment of Glenn Earle (voting)

e.	Re-appointment of Valerie A. Mars (voting)

f.	Re-appointment of Ruth J. Simmons (voting)

g.	Re-appointment of Patience Wheatcroft (voting)

h.	Re-appointment of Stephen M. Wolf (voting)

i.	Re-appointment of Ermenegildo Zegna (voting)

5.	APPOINTMENT OF INDEPENDENT AUDITOR

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting)

6.	REMUNERATION FOR THE EXECUTIVE AND NON-EXECUTIVE DIRECTORS

a.	Adoption of the remuneration policy for the executive directors and the non-executive directors (voting)

b.	Approval of awards to executive directors (voting)

7.	DELEGATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING)

8.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Annual General Meeting of Shareholders.

Item 2: Annual Report 2014

2a. Report of the Board for the financial year 2014 (discussion)

The Report on Operations is contained in the Company’s Annual Report 2014. For further details please refer to the “Report on Operations” section of the Annual Report.

2b Implementation of the remuneration policy in 2014 (discussion)

The director’s remuneration report for 2014 is contained in the Company’s Annual Report. For further details on the remuneration of the Company’s directors please refer to the “Remuneration of Directors” section of the Annual Report.

2c Policy on additions to reserves and on dividends (discussion)

Subject to the adoption of the 2014 Annual Accounts (including the consolidated and statutory financial statements) by the General Meeting of Shareholders and in accordance with article 23, paragraph 3, of the articles of association of the Company, the Board has declined to recommend a dividend payment on the Company’s common shares and determined the full amount of profits shown in the Company’s 2014 Annual Accounts shall be reserved in order to further fund capital requirements of the Group’s five-year business plan presented on May 6, 2014.

Dividend Policy

The share capital of Company consists of common shares and special voting shares.

Common shares

The Company has adopted a business plan for the period 2014-2018 (the “Business Plan”). For the purpose of supporting and facilitating the Business Plan, it is not envisaged that during aforementioned period dividends or other distributions will be paid by the Company to its shareholders, provided that distributions may be considered if the results in that period exceed the current expectations.

Special voting shares

The holders of special voting shares are not entitled to any distributions, but pursuant to the Company’s articles of association, from any amount of profits not reserved by the Board, a nominal dividend amount is allocated to a separate special dividend reserve for the benefit of the holders of special voting shares (the “Special Dividend Reserve”). The Company has no intention to propose any distribution from the Special Dividend Reserve.

2d Adoption of the 2014 Annual Accounts (voting)

The Company’s 2014 Annual Accounts have been drawn up by the Board and audited by Ernst & Young Accountants LLP, the Netherlands, who have issued an unqualified opinion. It is proposed that the 2014 Annual Accounts be adopted by the General Meeting of Shareholders.

2e Granting of discharge to the directors in respect of the performance of their duties in the relevant financial year (voting)

The General Meeting of Shareholders is requested to grant discharge to the executive directors in respect of the performance of their management duties as such management is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2014 Annual Accounts and to grant discharge to the non-executive directors in respect of the performance of their non-executive duties as such performance is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2014 Annual Accounts.

Item 3: Re-appointment of the executive directors

3a Re-appointment of John Elkann (voting)

3b Re-appointment of Sergio Marchionne (voting)

Article 14, paragraph 3 of the articles of association of the Company determines that the term of office of the executive directors will expire on the day the first annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its executive directors. Both executive directors are eligible and have stated their willingness to accept a re-appointment.

The Board believes that each of the executive directors seeking re-appointment at the Annual General Meeting of Shareholders continues to contribute significantly to the Company and to perform its duties effectively, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends the shareholders the re-election John Elkann and Sergio Marchionne for another annual term as executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.fcagroup.com).

Item 4: Re-appointment of the non-executive directors

4a. Re-appointment of Ronald L. Thompson (voting)

4b. Re-appointment of Andrea Agnelli (voting)

4c. Re-appointment of Tiberto Brandolini d’Adda (voting)

4d. Re-appointment of Glenn Earle (voting)

4e. Re-appointment of Valerie A. Mars (voting)

4f. Re-appointment of Ruth J. Simmons (voting)

4g. Re-appointment of Patience Wheatcroft (voting)

4h. Re-appointment of Stephen M. Wolf (voting)

4i. Re-appointment of Ermenegildo Zegna (voting)

Article 14, paragraph 3 of the articles of association of the Company determines that the term of office of the non-executive directors will expire on the day the first annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its non-executive directors. All nine non-executive directors are eligible and have stated their willingness to accept a re-appointment.

The Board believes that the contribution and performance of each of the non-executive directors seeking re-appointment at the Annual General Meeting of Shareholders continues to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to the shareholders the re-election of Ronald L. Thompson, Andrea Agnelli, Tiberto Brandolini d’Adda, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Patience Wheatcroft, Stephen M. Wolf and Ermenegildo Zegna for another annual term as non-executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.fcagroup.com).

Item 5: Appointment of Independent Auditor

5a. Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company

Pursuant to article 21 of the Articles of Association, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements. The Audit Committee has reviewed the performance of the independent auditors and the effectiveness of the audit. Based on such review the Audit Committee has recommended the re-appointment of Ernst & Young Accountants LLP as independent auditors of the Company until the 2016 Annual General Meeting of Shareholders. The Board of Directors concurs with the Audit Committee’s recommendation and submits to the shareholders the proposal to reappoint Ernst & Young Accountants LLP as independent auditors of the Company until the 2016 Annual General Meeting of Shareholders.

Item 6: Remuneration for the executive and non-executive directors

6a. Adoption of the remuneration policy for the executive directors and the non-executive directors (voting)

The proposed remuneration policy for the executive and non-executive directors is included in our financial statements for 2014 and it is available on the Company’s website (www.fcagroup.com).

6b. Approval of awards to executive directors (voting)

On October 29, 2014, in connection with the formation of FCA and the presentation of the new five year business plan, the Company approved an equity incentive plan (“EIP”) and a new long term incentive program involving the issuance of up to a maximum of 90,000,000 common shares, covering a five year performance period, 2014-2018, consistent with the Company’s strategic horizon and under which equity awards can be granted to eligible individuals. The CEO is awarded a one-time grant of 4,320,000 performance share units with respect to the five year period of the plan, subject to the approval of the General Meeting of Shareholders. The award vesting is conditional on meeting the metrics of the EIP, as described in the remuneration report contained in the Company’s 2014 Annual Accounts. In addition, upon proposal of the Compensation Committee, the non-executive directors exercised their authority to grant periodic bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results. Beneficiary of the bonus is the CEO, who was instrumental in major strategic and financial accomplishments for the Group. Most notably, through the CEO’s vision and guidance, Fiat Chrysler Automobiles NV was formed, creating enormous value for the Company, its shareholders, employees and stakeholders. The bonus consists of a one-time extraordinary grant of 1,620,000 restricted shares vesting immediately upon approval by the Company’s General Meeting of Shareholders.

Item 7: Delegation to the Board of the authority to acquire common shares in the capital of the Company (voting)

The Board believes that it is advantageous for the Company to have the flexibility to acquire own common shares, inter alia, to ensure coverage of equity-based incentive plans by the Company and to enable the Board to carry out share buy-back programs if the Board considers such buy-back would increase earnings per share and be in the best interests of the Company and all shareholders generally.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 8 of the articles of the association of the Company, delegates to the Board the authority to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares on April 16, 2015 at a purchase price per share, excluding expenses, not higher than 10% above or more than 10% below the average of the closing price of the common shares on the New York Stock Exchange and/or the Mercato Telematico Azionario for the five business days before the day on which the acquisition is made, for a period of 18 months from the date of the Annual General Meeting of Shareholders (April 16, 2015) and therefore up to and including October 15, 2016.

Item 8: Close of meeting

The chairperson of the meeting will close the Annual General Meeting of Shareholders. Final greetings.

Fiat Chrysler Automobiles N.V., March 5, 2015.

WE ARE NOT ASKING FOR YOUR PROXY. THIS IS NOT A PROXY STATEMENT NOR A SOLICITATION OF PROXIES. THE COMMON SHARES AND SPECIAL VOTING SHARES OF FIAT CHRYSLER AUTOMOBILES N.V. ARE EXEMPT FROM THE PROXY RULES OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.